UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25

SEC FILE NUMBER 001-32306
CUSIP NUMBER 44915D 103 44915D 111

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR
For Period Ended: September 30, 2008

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________________________

Read Instruction (on back page)Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MPC Corporation
Full Name of Registrant

HyperSpace Communications, Inc.
Former Name if Applicable

906 E. Karcher Road
Address of Principal Executive Office (Street and Number)

Nampa, Idaho 83687
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c) If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒

(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.) On November 6, 2008, MPC Corporation (the “Company”) filed a voluntary petition for relief under chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware (the "Court") (Case Number 08-12673). Each of the Company’s direct and indirect subsidiaries also filed for bankruptcy protection under chapter 11 of title 11 of the Bankruptcy Code in the Court. Subject to Court approval, the Company and its direct and indirect subsidiaries will continue to operate as a "debtor-in-possession" under the jurisdiction of the Court and in accordance with the applicable provisions of the Bankruptcy Code and the orders of the Court. We do not anticipate that there will be any distribution to the Company’s equity holders in conjunction with any of the bankruptcy cases

During the period leading up to our voluntary position for relief under Chapter 11, the Company’s management team was preparing documentation for the petition. The Company’s finance department terminated a significant portion of its personnel due to our liquidity challenges. We would have needed significant additional resources to provide support for the periodic filing on Form 10Q which would have had a serious effect on our already strained liquidity.

We have requested to the Securities and Exchange Commission to grant modified reporting for our periodic filing requirements under Securities Exchange Act Release No. 9660 and the Commission's Staff Legal Bulletin No. 2.

  PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Curtis Akey	(208)	893-4796
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☐Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

MPC Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 17, 2008	By:	/s/ Curtis Akey
Name: Curtis Akey Title: Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).